UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 36)*

Coca-Cola Bottling Co. Consolidated

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title and Class of Securities)

191098102

(CUSIP Number)

Bernhard Goepelt

Senior Vice President, General Counsel and Chief Legal Counsel

The Coca-Cola Company

One Coca-Cola Plaza

Atlanta, Georgia 30313

(404) 676-2121

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 22, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
THE COCA-COLA COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

2

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
THE COCA-COLA TRADING COMPANY LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

3

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
COCA-COLA OASIS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

4

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

5

This Amendment No. 36 amends and supplements the original Schedule 13D filed on May 18, 1987 by The Coca-Cola Company, as amended by Amendments 1 through 35 (the “Schedule 13D”).  Terms used herein and not otherwise defined shall have the meanings given such terms in the Schedule 13D.

Item 4.    Purpose of the Transaction

Item 4 is hereby amended and supplemented as follows:

On July 22, 2015, The Coca-Cola Company (“TCCC”), Coca-Cola Bottling Co. Consolidated (the “Coke Consolidated”) and BYB Brands, Inc., a wholly owned subsidiary of Coke Consolidated (“BYB”), entered into a Stock Purchase Agreement filed herewith as Exhibit 99.2 (the “Stock Purchase Agreement”), pursuant to which Coke Consolidated has agreed to sell to TCCC all of the issued and outstanding shares of capital stock of BYB for a purchase price of approximately $25 million, to be paid by TCCC at closing.

The Stock Purchase Agreement includes customary representations and warranties, covenants and agreements, including covenants of Coke Consolidated and BYB regarding the conduct of BYB’s business prior to the closing of the transactions, and indemnification provisions whereby Coke Consolidated and TCCC agree to indemnify each other for breaches of representations and warranties, covenants and other matters, subject to certain limitations. The Stock Purchase Agreement contains customary termination rights for both Coke Consolidated and TCCC, including (i) the right of each party to terminate if the transactions contemplated by the Stock Purchase Agreement have not closed by December 31, 2015 and (ii) the right of TCCC to terminate if any subsequent matters disclosed by Coke Consolidated would cause the applicable closing condition related to the bring-down of the representations and warranties by Coke Consolidated in the Stock Purchase Agreement to no longer be met.

Consummation of the transactions contemplated by the Stock Purchase Agreement is subject to a number of conditions precedent and future events occurring, including, among others: (i) the absence of any law or governmental order precluding the consummation of the transactions contemplated by the Stock Purchase Agreement and the absence of any governmental proceeding seeking such an order, (ii) the receipt of any required governmental consents, (iii) the expiration or termination of any waiting period applicable to the consummation of the transactions contemplated by the Stock Purchase Agreement under the Hart-Scott-Rodino Act, if applicable to the transactions, (iv) no material adverse effect having occurred with respect to BYB, (v) the continued accuracy of the representations and warranties given by Coke Consolidated, BYB and TCCC (subject to certain qualifications), and (vi) the execution of certain agreements or other documents with respect to BYB’s business, including an agreement regarding transition services to be provided by Coke Consolidated to TCCC (if necessary). There can be no assurances that these future events will occur or that these conditions will be satisfied, or if not satisfied, waived at closing.

The parties have agreed that, upon consummation of the transaction contemplated by the Stock Purchase Agreement, they will terminate the letter agreement between Coke Consolidated and TCCC dated March 10, 2008, which is filed as Exhibit 10.13 to Coke Consolidated’s Annual Report on Form 10-K for the fiscal year ended December 28, 2014.

The foregoing description of the Stock Purchase Agreement is only a summary and is qualified in its entirety by reference to the full text of the agreement (and any exhibits thereto), which is filed herewith as Exhibit 99.2 to this Schedule 13D.

The Stock Purchase Agreement (including any exhibits thereto) has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information with respect to The Coca-Cola Company, Coke Consolidated or BYB Brands, Inc. There are representations and warranties contained in the Stock Purchase Agreement which were made by the parties to each other as of specific dates. The assertions embodied in these representations and warranties were made solely for purposes of such agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms (including qualification by disclosures that are not necessarily reflected in the agreement). Moreover, certain representations and warranties may not be accurate or complete as of any specified date because they are subject to a contractual standard of materiality that is different from certain standards generally applicable to stockholders or were used for the purpose of allocating risk between the parties rather than establishing matters as facts. Based upon the foregoing reasons, you should not rely on the representations and warranties as statements of factual information. In addition information concerning the subject matter of the representations and warranties may change after the date of such agreement, which subsequent information may or may not be reflected in the public disclosures of the parties. Investors should read the Stock Purchase Agreement and the exhibits thereto, together with the other information concerning Coke Consolidated, The Coca-Cola Company and BYB Brands, Inc. that each company or its affiliates publicly files in reports and statements with the Securities and Exchange Commission.

6

Item 7.    Material to be Filed as Exhibits

Exhibit	Name	Incorporated By Reference To
Exhibit 99.1	Directors, Officers and Managers of the Reporting Persons	Filed herewith
Exhibit 99.2	Stock Purchase Agreement, dated July 22, 2015, by and among Coca-Cola Bottling Co. Consolidated, BYB Brands, Inc. and The Coca-Cola Company.	Filed herewith

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE COCA-COLA COMPANY

	By:	/s/ Bernhard Goepelt
	Name:	Bernhard Goepelt
Date: July 23, 2015	Title:	Senior Vice President, General Counsel and Chief Legal Counsel

THE COCA-COLA TRADING COMPANY LLC

	By:	/s/ Christopher P. Nolan
	Name:	Christopher P. Nolan
Date: July 23, 2015	Title:	Vice President and Treasurer

COCA-COLA OASIS LLC

	By:	/s/ Christopher P. Nolan
	Name:	Christopher P. Nolan
Date: July 23, 2015	Title:	President, Chief Executive Officer and Treasurer

CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.

	By:	/s/ Christopher P. Nolan
	Name:	Christopher P. Nolan
Date: July 23, 2015	Title:	Vice President, Treasurer and Assistant Secretary

Exhibit Index

Exhibit	Name	Incorporated By Reference To
Exhibit 99.1	Directors, Officers and Managers of the Reporting Persons	Filed herewith
Exhibit 99.2	Stock Purchase Agreement, dated July 22, 2015, by and among Coca-Cola Bottling Co. Consolidated, BYB Brands, Inc. and The Coca-Cola Company.	Filed herewith